MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2010

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

PRELIMINARY INFORMATION

First Majestic Silver Corp. (“First Majestic” or “the Company”) is in the business of producing, developing, exploring and acquiring mineral properties with a focus on silver in Mexico. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR” and “FR.WT.B”, respectively. The common shares are also quoted on the OTCQX in the U.S. under the symbol “FRMSF” and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”. Silver producing operations of the Company are carried out through three operating mines: the La Encantada, La Parrilla, and San Martin Silver Mines.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2009. Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com.

This MD&A relates to the consolidated operations of the Company and its wholly owned direct subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), First Silver Reserve Inc. (“First Silver”) and Normabec Mining Resources Ltd. (“Normabec”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”), Majestic Services S.A. de C.V. (“Majestic Services”), Minera Real Bonanza, S.A. de C.V. (“MRB”) and Servicios Minero-Metalurgicos e Industriales, S.A. de C.V. (“Servicios”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation which it is involved as the plaintiff, described herein in the Liquidity section.

QUALIFIED PERSONS

Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the Qualified Person for the Company and has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Suite 1805, 925 West Georgia Street, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639. 8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS

All financial information in this MD&A is prepared in accordance with Canadian GAAP, and all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All information contained in this MD&A is current as of May 12, 2010, unless otherwise stated.

FINANCIAL PERFORMANCE AND HIGHLIGHTS

  Consolidated gross revenue (prior to smelting, refining and metal deductions) for the quarter ended March 31, 2010 was $21,935,712 compared to $17,464,137 for the quarter ended March 31, 2009 for an increase of $4,471,575 or 26%. Consolidated gross revenue for the quarter ended March 31, 2010 increased by 2% compared to the prior quarter ended December 31, 2009. The improvement in revenues in 2010 is attributable to a 30% increase in equivalent silver ounces sold compared to the quarter ended March 31, 2009.

  In the first quarter of 2010, the Company shipped (sold) 1,298,659 ounces of silver equivalent at an average price of $16.89 per ounce (US$16.23) compared to 996,595 ounces in the first quarter of 2009 at an average price of $17.52 per ounce (US$14.07), representing an increase of 30% in shipments over the same quarter in 2009 and a 13% increase over Q4 of 2009. In the fourth quarter of 2009, the Company shipped 1,145,562 ounces of silver equivalents at an average price of $18.71 (US$17.72) per ounce.

  Total production for the first quarter of 2010 increased 30% from the prior quarter and 56% from the same quarter of the prior year to 1,619,403 ounces of silver equivalents consisting of 1,409,825 ounces of silver, 857 ounces of gold and 2,542,071 pounds of lead. This compares to the 1,040,117 ounces of silver equivalents produced in the first quarter of 2009, which consisted of 929,964 ounces of silver, 491 ounces of gold, 1,828,739 pounds of lead. In the fourth quarter of 2009, the Company produced 1,249,568 ounces of silver equivalents consisting of 1,103,840 ounces of silver, 701 ounces of gold and 1,571,819 pounds of lead.

  Net sales revenue (after smelting and refining charges and metals deductions) for the quarter ended March 31, 2010 was $18.2 million, an increase of 27% compared to $14.4 million for the first quarter of 2009. Net sales revenue for the quarter ended March 31, 2010 was virtually unchanged compared to $18.4 million for the fourth quarter of 2009. Smelting and refining charges and metal deductions decreased marginally to 17% of gross revenue in the first quarter of 2010 compared to 18% of gross revenue in the first quarter of 2009. Average smelting charges for doré in the first quarter of 2010 were US$0.52 per equivalent silver ounce whereas for concentrates they were US$4.05 per equivalent silver ounce.

  The Company generated net income in the first quarter of 2010 of $3.0 million, or earnings per common share (“EPS”) of $0.03 compared to a net income in the first quarter of 2009 of $0.9 million or EPS of $0.01. Net income for the first quarter of 2010 was after deducting non-cash stock-based compensation expense of $0.7 million and an income tax provision of $1.1 million. As the new La Encantada plant was not in commercial production until April 1, 2010, generally accepted accounting principles require the revenues and production costs to be recorded as capital costs against the plant rather than being recorded in the Statement of Income for the first quarter of 2010. If the revenues and expenses of the new plant were recorded as income rather than capital, then EPS adjusted upwards for the $2.3 million of capitalized profits at the La Encantada cyanidation plant would have been $0.06 per share rather than $0.03 per share.

  Total cash costs per ounce (includes smelting, refining, metal deductions, and by-product credits and is a non - GAAP measure) for the first quarter of 2010 was US$8.11 per ounce of silver compared to US$7.60 per ounce of silver in the first quarter of 2009 and US$8.61 per ounce in the fourth quarter of 2009.

  Direct cash costs per ounce of silver (a non-GAAP measure) for the first quarter of 2010 were US$4.94, consistent with the first quarter of 2009 at US$4.94 per ounce of silver. This compares to the direct cash costs of US$5.69 per ounce of silver in the fourth quarter of 2009.

  Mine operating earnings for the first quarter of 2010 increased by 62% to $7.4 million, compared to mine operating earnings of $4.5 million for the first quarter of 2009, due to an increase in net revenue during the first quarter of 2010. Mine operating earnings for the first quarter of 2010 decreased by 9% when compared to mine operating earnings of $8.1 million for the fourth quarter of 2009, due to additional depletion expenses recorded in the current quarter compared to the fourth quarter of 2009, however, an additional $ 2.3 million of profits were capitalized due to the pre- commercial nature of the precipitate sales at the La Encantada cyanidation plant in the first quarter and therefore were excluded from the $7.4 million mine operating earnings reported above.

  Operating income increased by 155%, or $2.8 million, to $4.7 million for the quarter ended March 31, 2010, from an operating income of $1.8 million for the quarter ended March 31, 2009, due to the increase in mine operating earnings. Operating income increased by 137%, for the quarter ended March 31, 2010, when compared to an operating income of $2.0 million for the fourth quarter ended December 31, 2009.

  The new cyanidation process plant at the La Encantada Silver Mine achieved commercial production effective April 1, 2010 with current throughput at approximately 2,700 tonnes per day and is expected to reach full production by the end of the second quarter and producing at an annualized rate of over four million ounces of silver. Total capitalized construction in progress at La Encantada at March 31, 2010 consisted of $35.9 million (US$35.3 million).

  During the quarter ended March 31, 2010, the Company invested $3.4 million in its mineral properties and a further $1.4 million in additions to plant and equipment on a cash basis. This compares to $1.8 million invested in its mineral properties and a further $1.6 million in additions to plant and equipment on a cash basis in the first quarter ended March 31, 2009.

The subsidiaries, mines, mills and properties in Mexico are as follows:

Subsidiaries	Mine and Mill	Exploration Properties
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine Del Toro Silver Mine	La Parrilla properties Del Toro properties
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	San Martin property Jalisco Group of Properties
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	La Encantada property
Minera Real Bonanza, S.A. de C.V.	Real de Catorce Silver Project	Real de Catorce property
Majestic Services, S.A. de C.V. (a labour services company)	(services for all of the above)	(services for all of the above)
Servicios Minero-Metalurgicos y Industriales, S.A. de C.V.	(inactive Normabec services company)	(inactive services company)
Corporación First Majestic, S.A. de C.V. (holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)

Certain financial results in this MD&A, regarding operations and cash costs are presented in the Mine Operating Results table below to conform with industry peer company presentation standards, which are generally presented in U.S. dollars. U.S. dollar results are translated using the U.S. dollar rates on the dates which the transactions occurred.

MINING OPERATING RESULTS

CONSOLIDATED FIRST MAJESTIC RESULTS	Quarter Ended March 31,
	2010	2009
Ore processed/tonnes milled (4)	337,110	216,047
Average silver grade (g/tonne)	253	222
Recovery (%)	66%	60%
Commercial silver ounces produced	1,148,632	929,964
Pre-commercial silver ounces produced (4)	261,193	-
Total silver ounces produced (4)	1,409,825	929,964
Gold ounces produced (4)	857	491
Equivalent ounces from gold (4)	59,690	33,483
Pounds of lead produced (4)	2,542,071	1,828,739
Equivalent ounces from lead (4)	149,887	76,668
Total production - ounces silver equivalent (4)	1,619,403	1,040,117
Total commercial production - ounces silver equivalent	1,357,446	1,040,117
Ounces of silver equivalents sold (1)	1,298,659	996,595
US cash cost per ounce (2)	$8.11	$7.60
Direct US cash cost per ounce (2)	$4.94	$4.94
Underground development (m)	5,100	4,610
Diamond drilling (m)	308	5,048
Total US production cost per tonne (3)	$43.80	$32.72

LA ENCANTADA RESULTS	Quarter Ended March 31,
	2010	2009
Ore processed/tonnes milled (4)	194,750	76,556
Average silver grade (g/tonne)	366	305
Recovery (%)	56%	51%
Commercial silver ounces produced	462,429	384,976
Pre-commercial silver ounces produced (4)	261,193	-
Silver ounces produced (4)	723,622	384,976
Gold ounces produced (4)	12	-
Equivalent ounces from gold (4)	772	-
Pounds of lead produced (4)	1,545,785	902,372
Equivalent ounces from lead (4)	90,813	37,719
Total production - ounces of silver equivalent (4)	815,209	422,695
Total commercial production - ounces silver equivalent	553,252	422,695
Ounces of silver equivalents sold	576,223	418,217
US cash cost per ounce (2)	$8.59	$7.59
Direct US cash cost per ounce (2)	$3.80	$3.92
Underground development (m)	2,033	2,097
Diamond drilling (m)	-	2,397
Total US production cost per tonne (3)	$56.53	$38.17

LA PARRILLA RESULTS	Quarter Ended March 31,
	2010	2009
Ore processed/tonnes milled	73,443	65,905
Average silver grade (g/tonne)	213	191
Recovery (%)	75%	66%
Silver ounces produced	375,446	268,329
Gold ounces produced	119	150
Equivalent ounces from gold	11,083	10,844
Pounds of lead produced	996,286	926,367
Equivalent ounces from lead	59,074	38,949
Total production - ounces of silver equivalent	445,603	318,124
Ounces of silver equivalents sold	445,212	301,181
US cash cost per ounce (2)	$8.51	$8.79
Direct US cash cost per ounce (2)	$5.02	$5.22
Underground development (m)	1,704	1,806
Diamond drilling (m)	37	2,038
Total US production cost per tonne (3)	$43.51	$35.79

SAN MARTIN RESULTS	Quarter Ended March 31,
	2010	2009
Ore processed/tonnes milled	68,917	73,586
Average silver grade (g/tonne)	181	163
Recovery (%)	78%	72%
Silver ounces produced	310,757	276,659
Gold ounces produced	726	341
Equivalent ounces from gold	47,835	22,639
Total production - ounces of silver equivalent	358,591	299,298
Ounces of silver equivalents sold	346,977	277,197
US cash cost per ounce (2)	$6.91	$6.46
Direct US cash cost per ounce (2)	$6.55	$6.08
Underground development (m)	1,363	707
Diamond drilling (m)	272	613
Total US production cost per tonne (3)	$31.14	$24.30

(1)	Includes (69,753) ounces in the quarter ended March 31, 2010 (after adjustments for intercompany eliminations) sold as coins, ingots and bullion from Canadian operations and minesite transfers.

(2)

The Company reports non-GAAP measures which include direct costs per tonne and cash cost (including smelting and refining charges) and direct cash cost (cash cost less smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Gold Institute (Production Cost Standards, November 1999), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP on page 7.

(3)	Production costs per tonne include smelter charges.

(4)

At March 31, 2010, the La Encantada mill expansion project had not achieved a commercial stage of production, therefore the net margin of $2.3 million (Net Revenue of $4.7 million less Costs of Sales of $2.4 million) in connection with the sale of 262,403 silver ounces of precipitates during the pre-operating period was recorded as a reduction of construction in progress during the quarter ended March 31, 2010. The tables above include the production from the mill expansion, however average silver grade, recovery, US cash cost per ounce, direct US cash cost per ounce and total US production cost per tonne are based on production excluding pre - commercial stage production of 261,957 silver equivalent ounces during the quarter ended March 31, 2010.

RECONCILIATION OF COST OF SALES TO CASH COSTS
FOR THE QUARTER ENDED MARCH 31, 2010 AND 2009

“Cash cost per ounce” is a measure developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of this non-GAAP measure is similar to that reported by other mining companies. Cash costs per ounce is a measure used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, we have provided a detailed reconciliation of these measures to our cost of sales, as reported in our Consolidated Statements of Income. Direct cash costs consists of cash costs less smelting and refining charges.

		For the Three Months Ended
		March 31, 2010				March 31, 2009
		San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
COST OF SALES	US$	2,711,208	2,985,789	3,235,508	8,932,505	2,281,620	2,204,934	2,029,178	6,515,732
ADD: THIRD PARTY SMELTING & REFINING	US$	111,017	1,311,905	2,214,770	3,637,692	106,017	957,099	1,412,566	2,475,682
DEDUCT: BY-PRODUCT CREDITS	US$	(763,217)	(1,158,372)	(1,301,355)	(3,222,944)	(306,647)	(756,744)	(406,791)	(1,470,182)
DEDUCT: ROYALTIES	US$	-	(25,320)	-	(25,320)	-	-	-	-
INVENTORY CHANGES	US$	87,046	83,211	(175,925)	(5,668)	(314,120)	42,618	(83,688)	(355,190)
OTHER NON-CASH COSTS	US$	(129)	(1,863)	(1,835)	(3,827)	21,472	(89,276)	(29,302)	(97,106)
TOTAL CASH COST (A)	US$	2,145,925	3,195,350	3,971,163	9,312,438	1,788,342	2,358,631	2,921,963	7,068,936
DEDUCT: THIRD PARTY SMELTING & REFINING	US$	(111,017)	(1,311,905)	(2,214,770)	(3,637,692)	(106,017)	(957,099)	(1,412,566)	(2,475,682)
DIRECT CASH COST (B)	US$	2,034,908	1,883,445	1,756,393	5,674,746	1,682,325	1,401,532	1,509,397	4,593,254

TONNES PRODUCED (Note 1)	TONNES	68,917	73,443	70,242	212,602	73,586	65,905	76,556	216,047
OUNCES OF SILVER PRODUCED (C) (Note 1)	OZ	310,757	375,446	462,429	1,148,632	276,659	268,328	384,976	929,963
OUNCES OF SILVER EQ PRODUCED (Note 1)	OZ EQ	47,834	70,157	90,823	208,814	22,639	49,796	37,719	110,154
TOTAL OZ OF SILVER EQ PRODUCED (Note 1)	OZ EQ	358,591	445,603	553,252	1,357,446	299,298	318,124	422,695	1,040,117

CASH COST PER OUNCE PRODUCED (A/C)	US$/OZ	6.91	8.51	8.59	8.11	6.46	8.79	7.59	7.60
SMELTING AND REFINING COST PER OUNCE	US$/OZ	(0.36)	(3.49)	(4.79)	(3.17)	(0.38)	(3.57)	(3.67)	(2.66)
DIRECT CASH COST (B/C)	US$/OZ	6.55	5.02	3.80	4.94	6.08	5.22	3.92	4.94

MINING	$/Oz.	3.63	3.60	2.82	3.29	2.39	2.96	2.30	2.52
MILLING	$/Oz.	3.19	3.07	2.01	2.67	3.26	3.81	1.63	2.74
INDIRECT	$/Oz.	1.80	1.15	1.32	1.40	1.44	1.06	0.98	1.14
SELLING AND TRANSPORT COSTS	$/Oz.	0.39	0.28	0.46	0.38	0.10	0.22	0.07	0.12
SMELTING AND REFINING COSTS	$/Oz.	0.36	3.49	4.79	3.17	0.38	3.57	3.67	2.66
BY-PRODUCT CREDITS	$/Oz.	(2.46)	(3.08)	(2.81)	(2.81)	(1.11)	(2.82)	(1.06)	(1.58)
CASH COST PER OUNCE	$/Oz.	6.91	8.51	8.59	8.11	6.46	8.79	7.59	7.60
SMELTING AND REFINING COSTS	$/Oz.	(0.36)	(3.49)	(4.79)	(3.17)	(0.38)	(3.57)	(3.67)	(2.66)
DIRECT CASH COST	$/Oz.	6.55	5.02	3.80	4.94	6.08	5.22	3.92	4.94

Note 1 – The table above does not include 261,957 silver ounces of pre-commercial production from the La Encantada mill expansion project during the quarter ended March 31, 2010, which were produced at a cost of $2,444,393 (US$2,348,346).

INVENTORY RECONCILIATION (See Note 1):		For the Quarter Ended March 31, 2010
		San Martin	La Parrilla	La Encantada	Vancouver	Total
Opening stockpile inventory	OZ EQ	7,443	116,539	39,713	-	163,695
Reduction of stockpile	OZ EQ	3,483	(5,583)	(6,816)	-	(8,916)
Ending stockpile inventory	OZ EQ	10,926	110,956	32,897	-	154,779

Opening in process inventory	OZ EQ	21,241	22,521	50,077	-	93,839
Inventory adjustments	OZ EQ	(1,822)	(2,532)	(27,821)	-	(32,175)
Ending in process inventory	OZ EQ	19,419	19,989	22,256	-	61,664

Opening finished goods inventory	OZ EQ	25,249	12,040	-	-	37,289
Production - silver equivalent ounces	OZ EQ	358,591	445,603	553,252	-	1,357,446
Shipments - silver equivalent ounces	OZ EQ	(346,977)	(445,212)	(576,223)	-	(1,368,412)
Inventory adjustments	OZ EQ	(8,435)	2,618	27,175	-	21,358
Ending finished goods inventory	OZ EQ	28,428	15,049	4,204	-	47,681

Total ending inventory before transfers	OZ EQ	197,755	145,994	59,357	-	403,106
Opening inventory of coins, ingots and bullion	OZ EQ	-	-	-	36,880	36,880
Transfers to coins, ingots and bullion inventory	OZ EQ	(138,982)	-	-	138,982	-
Adjustment due to refining, smelting and other	OZ EQ	-	-	-	(17,139)	(17,139)
Sales of coins, ingots and bullion	OZ EQ	-	-	-	(69,399)	(69,399)
Total inventory, all stages and products	OZ EQ	58,773	145,994	59,357	89,324	353,448

Value of ending inventory - (Note 1)	CDN$	418,354	543,278	177,207	666,139	1,804,978
Value of ending inventory - Cdn$ per oz	CDN$	7.12	3.72	2.99	7.46	5.11
Average exchange rate - Q1 2010		1.0409	1.0409	1.0409	1.0409	1.0409
Value of ending inventory - US$ per oz	US$	6.84	3.58	2.87	7.16	4.91

Note 1 - The inventory reconciliation above consists of silver coins, bullion, doré, concentrates, ore in process and stockpile but excludes materials and supplies. The tables above do not include 261,957 silver equivalent ounces of pre-commercial production from the La Encantada mill expansion project during the quarter ended March 31, 2010.

Cost of Sales Reconciliation		Quarter Ended March 31, 2010
		San Martin	La Parrilla	La Encantada	Vancouver	Total
Cash Cost	US$	2,145,925	3,195,351	3,971,162	-	9,312,438
Inventory changes	US$	(87,046)	(83,211)	175,925	-	5,668
By-product credits	US$	763,217	1,158,372	1,301,355	-	3,222,944
Smelting and refining	US$	(111,017)	(1,311,905)	(2,214,770)	-	(3,637,692)
Royalties	US$	-	25,320	-	-	25,320
Other	US$	129	1,863	1,835	-	3,827
Cost of sales - Calculated	US$	2,711,208	2,985,790	3,235,507	-	8,932,505
Average CDN/US Exchange Rate		0.95927	0.95954	0.95778	-	0.95882
Booked Cost of Sales	CDN$	2,826,321	3,111,674	3,378,116	-	9,316,111
Vancouver Cost of Sales (See Note 1)	CDN$	-	-	-	(342,254)	(342,254)
Total Cost of Sales as Reported	CDN$	2,826,321	3,111,674	3,378,116	(342,254)	8,973,857

Note 1 - Net of intercompany eliminations of $1,603,960 for the quarter ended March 31, 2010.

REVIEW OF MINING OPERATING RESULTS

The total silver equivalent production for the first quarter of 2010 consisted of 1,619,403 ounces of silver equivalent (includes commercial and pre-commercial production) representing an increase of 30% compared to 1,249,568 ounces of silver equivalent produced in the fourth quarter of 2009 and an increase of 56% compared to 1,040,117 ounces of silver equivalent produced in first quarter of 2009. The pre-commercial production of 261,957 equivalent ounces of silver was capitalized, and commercial production in the quarter ended March 31, 2010 was 1,357,446 ounces of silver equivalents.

Production in the first quarter of 2010 consisted of 1,409,825 ounces of silver, an increase of 28% compared to the fourth quarter of 2009, and an increase of 52% compared to the first quarter of 2009. A total of 2,542,071 pounds of lead was produced, representing an increase of 61% compared to the fourth quarter of 2009 and an increase of of 39% compared to the first quarter of 2009. Gold produced in the first quarter of 2010 was 857 ounces, representing a increase of 22% compared to the fourth quarter of 2009 and an increase of 75% compared to the first quarter of 2009.

The ore processed during the first quarter of 2010 at the Company's three operating silver mines: the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine; amounted to 337,110 tonnes which is an increase of 34% from the fourth quarter of 2009 and an increase of 56% compared to the first quarter of 2009.

The average silver head grade in the first quarter of 2010 for the three mines increased to 253 grams per tonne (“g/t”) silver compared to 235 g/t silver in the fourth quarter of 2009 and 222 g/t in the first quarter of 2009.

Total combined recoveries of silver at the Company’s three mills was 66% in the first quarter of 2010 compared to 65% in the fourth quarter of 2009 and 60% in the first quarter of 2009.

A total of 5,100 metres of underground development was completed in the first quarter of 2010 compared to 5,266 metres completed in the fourth quarter of 2009. This program is important as it provides access to new areas within the different mines and prepares the mines for continuing growth of silver production.

A total of 308 metres of diamond drilling was completed in the first quarter of 2010 compared to 1,031 metres drilled in the fourth quarter of 2009, and 5,048 metres drilled in the first quarter of 2009.

MINE UPDATES

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico in Coahuila State approximately a 1.5 hour flight from Torreon and comprises 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 kilometres away via paved and unpaved roads. The La Encantada Silver Mine consists of 3,500 tonnes per day (“tpd”) cyanidation plant, a 1,000 tpd flotation plant, all related facilities and infrastructure, including a mining camp with 180 houses, administrative offices, and a private airstrip. The Company owns 100% of the La Encantada Silver Mine.

During the first quarter of 2010, the new 3,500 tpd mill continued the ramp up process with the mill achieving increasing production during the quarter to the current throughput of approximately 2,700 tpd. Management announced in a news release that the new cyanidation plant was deemed commercially operating effective April 1, 2010. Therefore, all production, revenues and operating costs associated with the new mill were capitalized in the first quarter. Effective April 1, 2010, all revenues and costs will be treated as normal course operations and recorded in the Company’s income statement rather than being capitalized as pre-production or pre-operating. It is anticipated that full capacity will be achieved near the end of the second quarter of 2010. At full capacity, the new La Encantada cyanidation operation is expected to produce an additional four million ounces of silver in doré form annually. To date, the Company has spent approximately $38.2 million (US$37.6 million) on the new cyanidation plant, or $35.9 million (US$35.3 million) after adjusting for pre-operating revenues and expenses.

The new plant is now 98% complete with the only item remaining being the delivery and installation of the ‘Induction Furnaces’. This plant is currently producing silver precipitates which are being shipped regularly to the smelter until the new induction furnaces are installed later this quarter. Once these furnaces are operating, the Company will be producing its own doré bars which will further reduce third party smelting and refining charges.

The last major items installed in the first quarter were the tailings filter-presses which are allowing for the recirculation of 84% of the water circulating in the system. These filters are some of the latest mining technologies available resulting in the Company setting an important standard for sustainable operational practices. The plant is using much less water than originally expected and much less than a traditional operation of this type. This state-of-the-art process is also opening the possibility for immediate reclamation to permanently rejuvenate open space.

The use of this filter press technology will play a central role in achieving superior operational performance in the areas of water use, cyanide use, land use and environmental impact. These three large heavy duty, 2 metre x 2 metre automatic filter presses are dewatering the tailings to 16% moisture levels resulting in substantial savings in pumping, cyanide consumption and power generation. Additionally, the remaining tailings cake is being dry-stacked which eliminates the need for conventional tailings ponds and promotes ongoing reclamation and re-vegetation of the area.

In addition to the completion of the new cyanidation plant, the flotation circuit at La Encantada was renovated with the installation of new flotation cells in the fourth quarter of 2009. The flotation circuit produces two products: a silver rich concentrate and a lead rich concentrate. The lead rich concentrate is presently being sold through an off-take agreement, whereas the silver concentrate is being introduced into the cyanidation circuit to enrich the silver content of the silver precipitates.

Fresh ore from the underground mine is being processed at a rate of 850 tpd, after which the silver concentrate is piped to the cyanidation process where it is mixed with old tailings. At full production, the blend will consist of one part fresh ore to three parts tailings at a rate of 2,650 tpd to total 3,500 tpd.

Tonnes milled in the first quarter of 2010 increased to 194,750 tonnes compared to 104,864 tonnes in the fourth quarter of 2009, an increase of 86%. Of the tonnes milled, 70,242 tonnes were of commercial production, and 124,508 tonnes were from old tailings. The average head grade was 366 g/t in the first quarter of 2010, representing an increase of 20% when compared to 305 g/t in both the first and fourth quarter of 2009. Silver recovery in the first quarter of 2010 was 56% which is slightly higher than the 51% achieved in the first and fourth quarter of 2009. Recoveries have improved due to the new flotation cells which were installed in early December to increase the recoveries. Tonnes milled in the first quarter of 2010 increased by 154% over the 76,556 tonnes milled in the first quarter of 2009.

A total of 815,209 equivalent ounces of silver were produced during the first quarter of 2010, which represents an increase of 87% compared to 435,845 equivalent ounces of silver produced in fourth quarter of 2009 and an increase of 93% compared to the 422,695 equivalent ounces of silver produced in the first quarter of 2009. Silver production consisted of 723,622 ounces of silver, representing an increase of 81% compared with the 399,810 ounces produced in the fourth quarter of 2009 and an increase of 88% compared with the 384,976 ounces produced in the first quarter of 2009. Lead production for the first quarter of 2010 was 1,545,785 pounds which was an increase of 1,008,984 pounds or 188% compared to the fourth quarter of 2009 and an increase of 902,372 or 71% compared to the first quarter of 2009. Of the total 815,209 equivalent ounces of production from Minera La Encantada in the first quarter, 553,252 equivalent ounces were from commercial production, as 261,957 silver ounces were pre-commercial ounces of precipitates from the new cyanidation plant.

Underground mine development consisted of 2,033 metres completed in the first quarter of 2010 compared to 2,251 metres of development completed in the fourth quarter of 2009, representing a decrease of 10%. This program focused on improving haulage and logistics for ore and waste that is transported by trucks out of the mine from several targets including the San Javier/Milagros Breccias, Azul y Oro including the new Buenos Aires areas and a new developed area between the 660 and the Ojuelas ore bodies. The purpose of the ongoing underground development program is to prepare for increased production levels in 2010, to confirm additional Reserves and Resources, and for exploration and exploitation purposes going forward. Similar to the fourth quarter of 2009, no diamond drilling exploration was completed at La Encantada in the first quarter of 2010.

La Parrilla Silver Mine, Durango, Mexico

The La Parrilla Silver Mine is a group of producing underground operations consisting of the La Rosa/Rosarios/La Blanca mines which are connected through underground workings including the San Marcos and the Quebradillas mines, located approximately 65 kilometres southeast of the city of Durango, Mexico. La Parrilla includes an 850 tpd mill consisting of two parallel 425 tpd cyanidation and flotation circuits, buildings, offices and infrastructure and mining concessions covering an area of 53,000 hectares of which the Company leases 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

Tonnes milled at La Parrilla were 73,443 tonnes in the first quarter of 2010, representing an decrease of 3% when compared with the 75,475 tonnes milled in the fourth quarter of 2009, but an increase of 11% when compared with the 65,905 tonnes milled in the first quarter of 2009. The average head grade for the first quarter of 2010 was 213 g/t and was consistent with the fourth quarter of 2009 and compared to the 191 g/t in the first quarter of 2009. Recoveries of silver have increased to 75% in the first quarter of 2010 from 73% in the fourth quarter of 2009 and the 66% in the first quarter of 2009.

Total silver production was 445,603 equivalent ounces of silver in the first quarter of 2010. This was a decrease of 23,715 equivalent ounces of silver or 5% compared to the fourth quarter of 2009 but an increase of 127,479 equivalent ounces of silver or 40% compared to the first quarter of 2009. The composition of the silver equivalent production in the first quarter of 2010 included 375,446 ounces of silver, 119 ounces of gold and 996,286 pounds of lead. This compares with 395,761 ounces of silver, 151 ounces of gold, 1,038,018 pounds of lead produced in the fourth quarter of 2009 and 268,329 ounces of silver, 150 ounces of gold, 926,367 pounds of lead in the first quarter of 2009.

A total of 1,704 metres of underground development was completed in the first quarter of 2010, compared to 2,047 metres in the fourth quarter of 2009. Only 37 metres of diamond drilling was completed in the first quarter of 2010 compared to 114 metres in fourth quarter of 2009.

Development in the lower levels 8 and 9 of the Rosarios and La Rosa vein continued during the quarter providing access to reserves and resources that are going to be produced in the second half of the year, also the access to level 10 was initiated through a ramp which is expected to be completed in the second quarter, providing further reserves and upgrading the indicated and inferred resources of the lower part of the Rosarios/La Rosa vein.

At the Quebradillas area, the development was focused on the Q25 ore body which was indicated by a previous program of diamond drilling, having developed at strike, the upper part of the ore body for more than 80 metres. The access to this ore body will provide ore for the future production of zinc concentrates at the La Parrilla flotation plant.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, Mexico. The mine comprises approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine and another 104 hectares of surface land rights where the 950 tpd cyanidation mill and 500 tpd flotation circuit, mine buildings, infrastructure and offices are located. The Company owns 100% of the San Martin Silver Mine. The mill has historically produced 100% doré bars and continues to do so. In early 2008, a 500 tpd flotation circuit was nearly completed to take advantage of the large sulphide resource at this mine, however, due to low base metal prices and high costs of smelting concentrates, the circuit was placed in care and maintenance pending further capital investment.

Tonnes milled at the San Martin mine were 68,917 tonnes in the first quarter of 2010, representing a slight decrease of 3% when compared to the 70,919 tonnes milled in the fourth quarter of 2009 and decrease of 6% when compared to the 73,586 tonnes milled in the first quarter of 2009. The average head grade was 181 g/t in the first quarter of 2010, representing a decrease of 2% when compared to the 184 g/t in the fourth quarter of 2009 and an increase of 11% when compared to the 163 g/t in the first quarter of 2009.

Recoveries of silver in the first quarter of 2010 increased to 78% from the 73% achieved in the fourth quarter of 2009 and from the 72% achieved in the first quarter of 2009. Total production of 358,591 ounces of silver equivalent in the first quarter of 2010 was 4% higher than the 344,405 equivalent ounces of silver produced in the fourth quarter of 2009 and 20% higher than the 299,298 equivalent ounces of silver produced in the first quarter of 2009. The equivalent ounces of silver in the first quarter of 2010 consisted of 310,757 ounces of silver and 726 ounces of gold. This compares to 308,269 ounces of silver and 545 ounces of gold produced in the fourth quarter of 2009 and 276,659 ounces of silver and 341 ounces of gold in the first quarter of 2009.

During the first quarter of 2010, a total of 1,363 metres of underground development was completed compared to 968 metres in the fourth quarter of 2009. In addition, 272 metres of diamond drilling was completed in the first quarter of 2010 compared to 917 metres in the fourth quarter of 2009.

Exploration via short hole drilling into the footwall and hanging wall has shown success with the discovery of the new San Pedro area in 2009. This underground drilling program is continuing and is anticipated to result in structures similar to the San Pedro area and to continually provide additional oxide resources. The 2009 surface exploration program defined the new La Esperanza vein which runs parallel to the Zuloaga vein and has high anomalous samples from 100 to 250 grams per tonne of Ag on surface. The access road to this newly discovered vein began in the first quarter and is expected to be completed before summer. This exploration is a high priority target which is scheduled to be drilled in the second half of 2010.

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 392 contiguous hectares of mining claims plus an additional 100 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately 1 kilometre apart.

The Del Toro Silver Mine is an advanced stage development project that has undergone an aggressive drilling program since 2005 to explore the various areas of interest within the Del Toro property holdings.

All necessary permits for the construction of a 1,000 tpd flotation mill were granted in Q4 2009 and Q1 2010 by the Mexican authorities. No immediate plans are in place to commence construction, however the Company anticipates a final decision to proceed later in 2010.

In January 2010 the “Change of Use of Land Permit” for a new Flotation Plant was approved by the SEMARNAT. This permit was the last permit required to commence construction of a new operation expected later this year.

Real de Catorce Silver Project, San Luis Potosi, Mexico

The Real de Catorce Silver Project was acquired on November 13, 2009, through the share acquisition of Normabec. The Real de Catorce mine is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 22 mining concessions covering 6,327 hectares, with historical production of 230 million ounces between 1773 and 1990. As a result of the acquisition of Normabec, the Company owns 100% of the Real de Catorce Silver Project.

After the acquisition on November 13, 2009 of the historically famous Real de Catorce silver mine in the Mexican State of San Luis Potosi, the Company completed all the ownership transfer of the mining claims and the Mexican subsidiary Minera Real Bonanza. The Company is now preparing a plan to reconfirm the geologic information and to start the future activities in this very large silver mining district.

EXPLORATION PROPERTY UPDATES

 Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,131 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has been discontinued as the Company focuses its capital investment on other higher priority projects.

RESULTS OF OPERATIONS

Three Months ended March 31, 2010 compared to Three Months ended March 31, 2009.

	For the Three Months Ended
	March 31, 2010	March 31, 2009
	$	$

Gross revenue	21,935,712	17,464,137	(1)
Net revenue	18,217,614	14,386,872	(2)
Cost of sales	8,973,857	8,298,813	(3)
Amortization and depreciation	797,396	858,837
Depletion	1,000,595	570,295	(4)
Accretion of reclamation obligation	93,720	116,039
Mine operating earnings	7,352,046	4,542,888	(5)
General and administrative	1,986,623	1,818,005	(6)
Stock-based compensation	700,179	896,739	(7)
	2,686,802	2,714,744
Operating income	4,665,244	1,828,144	(8)
Interest and other expenses	(562,439)	(360,206)	(9)
Investment and other income	27,321	289,843	(10)
Loss on disposal of marketable securities	(40,470)	-	(11)
Foreign exchange gain (loss)	72,025	(952,866)	(12)
Income before taxes	4,161,681	804,915
Income tax expense - current	18,561	83,703
Income tax (recovery) - future	1,127,325	(218,486)
Income tax expense (recovery)	1,145,886	(134,783)	(13)
Net income for the quarter	3,015,795	939,698	(14)
Earnings per share - basic	0.03	0.01

Notes:

(1)

Consolidated gross revenue (prior to smelting and refining and metal deductions) for the quarter ended March 31, 2010 was $21,935,712 or $16.89 (US$16.23) per ounce compared to $17,464,137 or $17.52 (US$14.07) per ounce for the quarter ended March 31, 2009 for an increase of $4,471,575 or 26%. The increase in the first quarter of 2010 is attributable to a 30% increase in equivalent silver ounces sold; however, was offset by the foreign exchange effects due to the strength of the Canadian dollar compared to the U.S. dollar during the period which had a negative effect on revenue of 16% as the shipments are valued in U.S. dollars.

(2)

Net revenue for the three months ended March 31, 2010 increased by 3,830,742 or 27% to $18,217,614 from $14,386,872 in the first quarter of 2009, due to the same increases that affected consolidated gross revenue in the first quarter of 2010. In addition, lower smelting and refining charges per ounce of 1% contributed to the increase in net revenue in the first quarter of 2010.

(3)

Cost of sales increased by $675,044 or 8%, to $8,973,857 in the first quarter of 2010 from $8,298,813 in the same quarter of 2009. This modest increase in cost of sales was accomplished while increasing the equivalent silver ounces sold by 30% from the quarter ended March 31, 2009. In the first quarter of 2010, the Company processed higher grade ore than the comparative period in 2009.

(4)

Depletion increased by $430,300 or 75% to $1,000,595 in the first quarter of 2010 from $570,295 in the same quarter of 2009, due to an increase in production from reserves at the San Martin Silver Mine compared to the prior year when more ore tonnage was extracted from areas outside reserves for which depletion was not recorded.

(5)

Mine operating earnings increased by $2,809,158 or 62% to $7,352,046 for the quarter ended March 31, 2010 compared to $4,542,888 for the same quarter in the prior year. This is primarily due to the $ 3,830,742 increase in net revenue and offset by the higher depletion expenses during the first quarter of 2010.

(6)

General and administrative expenses increased by $168,618 or 9% compared to the prior year primarily due to increases in salaries and benefits of $104,309 and investor relations of $144,420. Focus in the first quarter of 2009 was to preserve cash by reducing expenditures subsequent to the global economic crisis in the fall of 2008. Also, there was a decrease of $95,409 relating to audit fees in the first quarter of 2010 compared to the same period in 2009.

(7)	Stock-based compensation decreased by $196,560 or 22% due to fewer options vesting in the first quarter of 2010.

(8)

Operating income increased by $2,837,100 or 155% to $4,665,244 for the quarter ended March 31, 2010 compared to $1,828,144 for the quarter ended March 31, 2009, due to the increase in mine operating earnings.

(9)

During the quarter ended March 31, 2010, interest and other expenses increased by $202,233 or 56% to $562,439 compared to $360,206 for the quarter ended March 31, 2009 and is primarily due to interest charges relating to the debt facilities with FIFOMI for the completion of the MLE cyanidation plant and the pre-payment facility associated with the advances for the sale of lead concentrates.

(10)

Investment and other income decreased by $262,522 or 91% compared to the same quarter in the prior year as the cash and cash equivalents balances during the first quarter of 2009 was significantly higher than the current year as there were funds available relating to the restricted cash and the earlier stage of development of the La Encantada cyanidation plant.

(11)	During the quarter ended March 31, 2010, the Company sold marketable securities that were written down in 2009 and realized a loss on disposal on these investments of $40,470.

(12)

The Company experienced a foreign exchange gain of $72,025 in the quarter ended March 31, 2010 compared to a foreign exchange loss of $952,866 in the quarter ended March 31, 2009 due to the devaluation of net monetary assets denominated in U.S. dollars related to a weakening of the U.S. dollar compared to the Canadian dollar, and a weakening of the Mexican peso relative to the Canadian dollar.

(13)

During the quarter ended March 31, 2010, the Company recorded an income tax expense of $1,145,886 compared to a recovery of $134,783 in the quarter ended March 31, 2009, and this is attributed to the provision of current income taxes and the provision of future income taxes arising from temporary timing differences.

(14)

As a result of the foregoing, net income for the quarter ended March 31, 2010 was $3,015,795 or $0.03 per common share compared to a net income of $939,698 or $0.01 per common share in the quarter ended March 31, 2009 , for an increase of $2,076,097 compared to the same period in the prior year. This excludes the $2.3 million of profits which were capitalized due to the pre-commercial sales and were not included in mine operating earnings and net income.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the last eight quarters.

	Quarter	Net sales revenues $	Net income (loss) after taxes $	Basic and diluted net income (loss) per common share $	Stock-based compensation (8) $	Note
Year ended December 31, 2010	Q1	18,217,614	3,015,795	0.03	700,179	1
Year ended December 31, 2009	Q4	18,374,117	2,492,488	0.03	1,099,386	2
	Q3	13,724,803	1,841,623	0.02	505,847	3
	Q2	13,024,877	1,036,416	0.01	800,808	4
	Q1	14,386,872	939,698	0.01	896,739	5
Year ended December 31, 2008	Q4	9,106,605	(5,538,906)	(0.08)	865,415	6
	Q3	10,817,211	(374,245)	(0.01)	1,035,864
	Q2	11,436,889	(296,956)	0.00	670,616	7

Notes:

(1)

In the quarter ended March 31, 2010, net sales revenue was comparable to the quarter ended December 31, 2009. The Company sold 153,097 equivalent ounces of silver (after intercompany eliminations) more in the first quarter of 2010 compared to the fourth quarter of 2009; however, the average gross revenue per ounce realized was $16.89 (US$16.23) in the quarter ended March 31, 2010 compared to $18.71 (US$17.72) in the quarter ended December 31, 2009; an average effect of $1.82 per ounce or 10% (does not include the $2.3 million profit from pre-commercial sales).

(2)

In the quarter ended December 31, 2009, net sales revenue increased due to increasing silver prices. The average gross revenue per ounce of silver realized increased to US$17.72 in the quarter ended December 31, 2009, compared to US$15.07 in the prior quarter ended September 30, 2009.

(3)

In the quarter ended September 30, 2009, net sales revenue increased due to rising prices. The average gross revenue per ounce of silver realized was US$15.07 in the quarter ended September 30, 2009, increasing from US$12.60 in the prior quarter ended June 30, 2009.

(4)	In the quarter ended June 30, 2009, net sales revenue decreased due to losses on final settlements for which provisional payments had already been received in the prior quarter.

(5)

In the quarter ended March 31, 2009, a stronger U.S. dollar compared to the Canadian dollar accounted for the increase of revenue. Although silver prices were lower in the first quarter of 2009, the average gross revenue per ounce sold was Cdn$17.52 (US$14.07) per ounce on a consolidated basis for the three-month period ended March 31, 2009. Also contributing to an increase in net sales is $1,194,452 from the sale of coins, ingots and bullion in the three months ended March 31, 2009.

(6)

In the quarter ended December 31, 2008, net sales revenue was negatively affected by declining silver prices and losses on final metal settlements, for which provisional payments had already been received. While the average gross revenue per ounce was US$14.66 for the year ended December 31, 2008, the average gross revenue per ounce for the fourth quarter of 2008 was US$11.67 per ounce. In addition, the strengthening U.S. dollar relative to the Mexican peso and Canadian dollar gave rise to a foreign exchange loss of $3.7 million relating to net U.S. monetary liabilities in the fourth quarter of 2008.

(7)

In the quarter ended June 30, 2008, the Company had a revision to its smelting charges imposed, resulting in an incremental charge and reduction of net sales of $1.9 million (US$1,852,830) in the quarter. Effective December 1, 2008, smelting and refining charges were reduced. In addition, in February 2009, the Company entered into two new smelting agreements which further reduced smelting charges for doré and concentrate.

(8)

Stock-based Compensation - the net income (losses) are affected significantly by varying stock based compensation amounts in each quarter. Stock based compensation results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company’s stock, and is a calculated amount based on the Black-Scholes Option Pricing Model of estimating the fair value of stock option issuances.

Revenues Per Canadian GAAP (expressed in CDN$)

As required by Canadian GAAP, revenues are presented as the net sum of invoiced revenues for delivered shipments of silver doré bars, and silver concentrates, including metal by-products of gold, lead and zinc, after having deducted refining and smelting charges and metal deductions, and intercompany shipments of coins, ingots and bullion products. The following analysis provides the gross revenues prior to refining and smelting charges and metal deductions, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per Canadian GAAP. Gross revenues are deducted by shipped ounces of equivalent silver to calculate the average realized price per ounce of silver sold.

Revenue Analysis	For the Three Months Ended March 31,
	2010 $	2009 $
MEXICO
Gross revenues - silver dore bars and concentrates	22,838,623	16,269,685
Less: refining and smelting charges	(2,769,290)	(2,540,742)
Less: metal deductions	(1,000,409)	(536,523)
Net revenue from silver dore and concentrates	19,068,924	13,192,420
Equivalent ounces of silver sold	1,368,412	996,595
Average gross revenue per ounce sold ($CDN)	16.69	16.33
Average exchange rate in the period ($US/$CDN)	1.0409	1.2453
Average gross revenue per ounce sold ($US)	16.03	13.11
CANADA
Gross revenues - silver coins, ingots and bullion	1,332,622	1,194,452
Equivalent ounces of silver sold, from Mexican production	69,229	67,620
Average gross revenue per ounce sold ($CDN)	19.25	17.66
Average exchange rate in the period ($US/$CDN)	1.0409	1.2453
Average gross revenue per ounce sold ($US)	18.49	14.18
CONSOLIDATED
Combined gross revenues - silver dore, concentrates, coins, ingots and bullion	24,171,245	17,464,137
Less: intercompany eliminations	(2,235,533)	-
Consolidated gross revenues - silver dore, concentrates, coins, ingots and bullion	21,935,712	17,464,137
Less: refining and smelting charges, net of intercompany	(2,736,517)	(2,540,742)
Less: metal deductions, net of intercompany	(981,581)	(536,523)
Consolidated net revenue from silver dore, concentrates, coins, ingots and bullion	18,217,614	14,386,872
Equivalent ounces of silver sold (after interco. eliminations)	1,298,659	996,595
Average gross revenue per ounce sold ($CDN)	16.89	17.52
Average exchange rate in the period ($CDN/$US)	1.0409	1.2453
Average gross revenue per ounce sold ($US)	16.23	14.07
Average market price of per ounce of silver per COMEX ($US)	16.91	12.61

At March 31, 2010, the La Encantada mill expansion project had not achieved a commercial stage of production, therefore sales receipts in the quarter ended March 31, 2010 of $4,718,618 in connection with the sale of 262,403 silver equivalent ounces of precipitates during the pre-operating period was not recorded as a sales revenues but instead was recorded as a reduction of capital in the construction in progress account. As at March 31, 2010, total cash receipts of $5,663,086 was in the connection with the sale of 316,680 silver equivalent ounces of precipitates during the pre-operating period since inauguration of the plant.

LIQUIDITY

At March 31, 2010, the Company had working capital of $6.9 million and cash and cash equivalents of $8.5 million compared to working capital of $4.8 million and cash and cash equivalents of $5.9 million at December 31, 2009. Working capital increased by $2.1 million as a result of $5.5 million from operating activities, an increase of $1.3 million in accounts receivable due to shipments prior to period end and offset by a reduction of value added taxes recoverable or to be filed of $1.2 million as at March 31, 2010 compared to December 31, 2009 due primarily to the receipt of tax remittances from the tax authorities in Mexico. Prepaid expenses and other increased by $1.1 million primarily due to $0.4 million relating to prepayments to suppliers and contractors, $0.2 million in increases in the fair value of marketable securities and $0.4 million in derivative financial instruments. Accounts payable and accrued liabilities increased by $1.1 million due to timing of payments to vendors. The current portion of debt facilities increased by $1.1 million, relating to the additional six month pre-payment facility of $1.6 million, the Company has drawn relating to the lead concentrates. Also, the current portion of capital leases decreased by $0.5 million due to payments during the period.

During the quarter ended March 31, 2010 the Company invested $3.4 million on the acquisition, exploration and development of its mineral properties and a further $1.4 million in additions to plant and equipment. In late 2008, after achieving 300 million ounces of total Reserves and Resources, the Company took actions to reduce its rate of expenditure on exploration and development.

The Company expended approximately US$35.3 million over the past 21 months on its new processing plant at La Encantada, which is expected to increase capacity to 3,500 tpd and to add approximately four million ounces of production per year for the Company.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. The Company has no exposure to and has not invested in any asset backed commercial paper securities.

2010 OUTLOOK

This section of the MD&A provides management’s production and costs forecasts for 2010. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the beginning of this MD&A.

Silver production at the La Encantada Silver Mine consists of a 1,000 tpd flotation circuit which is currently producing a lead concentrate, as well as a 3,500 tpd cyanidation circuit which is producing a silver precipitate. Effective April 1, 2010, the new cyanidation plant was deemed to be commercially operating and all revenues and operating costs will be recorded in the Company’s income statement rather than being capitalized as preproduction or pre-operating costs which was the accounting treatment up to March 31, 2010. The plant produced pre-commercial silver precipitates at an average cash cost per ounce of US$10.30 after selling, smelting and refining charges of $1.80 (by-products are not payable) during the first quarter of 2010. The Company is expecting smelting and refining charges to reduce once the precipitates are smelted in the Company’s own furnaces prior to additional off-site refining. Induction furnaces are expected to arrive and be installed in May and June 2010.

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2010, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the consolidated financial statements and the related notes. Derivative instruments are carried at fair value.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the quarter ended March 31, 2010, there were no significant transactions with related parties.

PROPOSED TRANSACTIONS

Other than as disclosed herein, the board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

CONTRACTUAL OBLIGATIONS

The Company’s liabilities have contractual maturities which are summarized below:

		Payments Due By Period
	Total	Less than	1- 3	4 - 5	After 5
		1 year	years	years	years
Capital Lease Obligations	$2,091,313	$1,661,858	$429,455	$-	$-
FIFOMI Loan Facilities	4,440,399	1,344,999	1,727,665	1,367,735	-
Trafigura Prepayment Facility	1,287,075	1,287,075	-	-	-
Real de Catorce Payments (1)	1,261,200	1,261,200	-	-	-
Purchase Obligations (2)	838,414	838,414	-	-	-
Asset Retirement Obligations	4,563,097	-	-	-	4,563,097
Accounts Payable and Accrued Liabilities	12,303,719	12,303,719
Total Contractual Obligations	$26,785,217	$18,697,265	$2,157,120	$1,367,735	$4,563,097

(1)	Contract commitments to acquire surface rights and geological information relating to the Real de Catorce Project.

(2)	Contract commitments for construction materials and equipment for the La Encantada mill expansion project.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates are included in Note 2 in the annual consolidated financial statements for the year ended December 31, 2009. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates have been identified as being critical:

  Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
  Depletion and Depreciation of Property, Plant and Equipment;
  Asset Retirement Obligations and Reclamation Costs;
  Income Taxes; and
  Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests

The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The Company completed an impairment review of its properties at December 31, 2009. The estimates used by management were subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Property, plant and equipment comprise one of the largest components of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using the unit-of-production method. Capital projects in progress are not depreciated until the capital asset has been put into operation.

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets. There were no write-downs or impairment losses recorded at December 31, 2009, as a result of these impairment analyses at the Company’s operating mines.

Asset Retirement Obligations and Reclamation Costs

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Since the obligations are dependent on the laws and regulations of the country in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. The undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is discounted using a credit adjusted risk free rate of 8.5% . The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at March 31, 2010.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company.

Management executed a corporate restructuring for tax purposes that became effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at March 31, 2010, and management assessed whether the Company is “more likely than not” to benefit from these tax losses prior to recording a benefit from the tax losses.

In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2013 to 2018. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

Other changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation

The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide an accurate single measure of the actual fair value of the Company’s stock options granted during the year.

FUTURE ACCOUNTING CHANGES

Business Combinations, Consolidations and Non-controlling interests

The CICA has approved new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). These new sections will be effective for years beginning on or after January 1, 2011, with early adoption permitted. Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The Company has adopted these new standards for the period ended March 31, 2010.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company will be required to begin reporting under IFRS for the quarter ending March 31, 2011, and will be required to prepare an opening balance sheet and provide information that conforms to IFRS for comparative periods presented.

The Company has developed an IFRS changeover plan which addresses the key areas such as accounting policies, financial reporting, disclosure controls and procedures, information systems, education and training and other business activities.

The Company commenced its IFRS conversion project during the second quarter of 2009 and has established a conversion plan and an IFRS project team. The IFRS conversion project is comprised of three phases: i) project planning, scoping and preliminary impact analysis; ii) detailed diagnostics and evaluation of financial impacts, selection of accounting policies, and design of operational and business processes; and iii) implementation and review.

The Company is in the second phase of its conversion plan and has completed a detailed analysis of the standards, including the evaluation of policy choices for those standards that may have an impact on its financial statements, business processes and systems.

Management is in the process of quantifying the expected material differences between lFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected in key accounting areas. The Company cannot reasonably determine the full impact that adopting IFRS would have on its financial statements at this time. As a result, it is unable to quantify the impact of adopting IFRS on the financial statements as at March 31, 2010.

The Company is continuing to monitor developments in standards and interpretations of standards and industry practices. Due to anticipated changes to IFRS and International Accounting Standards prior to the adoption of IFRS, management’s plan is subject to change based on new facts and circumstances that arise.

The following list, though not exhaustive, identifies some of the changes in key accounting policies due to the adoption of IFRS:

Standards	Difference from GAAP	Potential Impact
Presentation and disclosure	IFRS requires significantly more disclosure than Canadian GAAP for certain standards. In addition, classification and presentation may be different for some balance sheet items.	The increased disclosure requirements will cause the Company to change financial reporting processes to ensure the appropriate data is collected. The Company is analyzing the impact of classification and presentation changes.

Standards	Difference from GAAP	Potential Impact
First time Adoption of IFRS (IFRS 1)	IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS. With regards to the IFRS transition, the Company continues to analyze the optional exemptions available under IFRS 1.	The adoption of certain exemptions will impact the January 1, 2010 opening balance sheet adjustments. The Company continues to assess the appropriateness of the accounting policies applied under IFRS both at the time of transition and following transition.
Property, Plant and Equipment (IAS 16)	IFRS requires all significant components of property, plant and equipment (“PPE”) to be amortized according to their individual useful lives as determined in accordance with IFRS. IAS 16 permits the revaluation of PPE to fair value.	Potentially material components within processing plants will have shorter useful lives than the entire plant, requiring increased amortization expenses.
Impairment of Long-lived Assets (IAS 36)	IFRS requires the assessment of asset impairment to be based on comparing the carrying amount to the recoverable amount using discounted cashflows while GAAP only requires discounting if the carrying value of assets exceeds the undiscounted cash flows. IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. GAAP prohibits the reversal of impairment losses.	The differences in methodology may result in asset impairments upon transition to IFRS. The Company is currently assessing the potential impact on long-lived assets which may require further writedowns relating to impairments.
Asset Retirement Obligations (IAS 37)	Differences include the basis of estimation for undiscounted cashflows, the discount rate used, the frequency of liability remeasurement, and recognition of a liability when a constructive obligation exists.	IFRS 1 provides an exemption which allows the Company to recognize reclamation and closure costs obligations, estimate costs of the related mining properties using risk free rates, and recalculating depreciation and depletion of assets at fair value as at January 1, 2010.
Income Taxes (subject to adoption at transition of a revised IAS 12 standard)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.	Deferred tax assets may be derecognized at transition. This standard is in -transition since IAS 12 was withdrawn in November 2009 and the AcSB will adopt the converged standard at changeover to IFRS. The Company is assessing the changes but the changes are not likely significant.
Functional Currency (IAS 21)	IAS 21 requires the Company to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired.	IFRS 1 provides an exemption that allows a Company to reset its cumulative translation account to zero at the date of transition, with the balance being transferred to opening retained earnings.
Business Combinations (IFRS 3)	Under GAAP, the new HB section 1582 is effective January 1, 2011 to converge with IFRS and early adoption is permitted.	Early adoption of HB section 1582 is permitted, and the Company plans to early adopt this section for the year ended December 31, 2010. IFRS 1 will allow IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations.
Leases (IAS 17)	IFRS classifies leases as either financing or operating leases and classification depends on whether substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred from the lessor to the lessee, and is made at the inception of the lease. There are no quantitative thresholds similar to GAAP.	The Company is developing internal indicators to assist in lease classification under IFRS.
Borrowing Costs (IAS 23)	IAS 23 does not allow the expensing of borrowing costs, to the extent they are directly attributable to acquisition, production and construction of a qualifying asset.	IFRS 1 allows companies to capitalize borrowing costs relating to all qualifying assets prospectively on adoption.
Stock-based Compensation (IFRS 2)	Under Canadian GAAP, obligations for cash payments under stock-based compensation plans are accrued using the intrinsic method, compared to the fair value method under IFRS.	While the carrying value of each reporting period will be different under IFRS, the cumulative expense recognized over the life of the instrument will be the same. The Company will adopt this change prospectively using the IFRS 1 exemption for share units that vest prior to January 1, 2010.

Other important considerations during the IFRS transition are the following:

Internal control over financial reporting (“ICFR”) – for all accounting policy changes identified, the Company will assess the impact on the ICFR design and effectiveness implications and will ensure that all changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

Disclosure controls and procedures (“DC&P”) – for all accounting policy changes identified an assessment of DC&P design and effectiveness implication will be analyzed to address any issues with respect to DC&P during IFRS transition.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

Management has been remediating internal controls since 2009, and is proceeding on a course of strengthening internal controls in accounting systems in Mexico and Canada. The risk of material error is mitigated by extensive management reviews of financial and operating reports, account reconciliations and analyses in both Mexico and Canada, as well as monthly audit committee reviews. Significant progress on management’s remediation plan has been achieved, and management expects the remainder of its current plan to be completed by the end of 2010.

Based upon the recent assessment of the effectiveness of the internal control over financial reporting and disclosure controls and procedures, including consideration of detailed analyses by supervisory personnel to mitigate any exposure or weaknesses, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that there are weaknesses in Mexico, however these are compensated by head office supervisory controls and as a result management has concluded that there are no material unmitigated weaknesses, and the design and implementation of internal control over financial reporting and disclosure controls and procedures were effective as at March 31, 2010.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com,
  the Company’s Annual Information Form,
  the Company’s audited consolidated financial statements for the year ended December 31, 2009.